

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 7, 2016

<u>Via Fax (702) 472-8556</u>
Mr. Henry D. Fahman
President
PHI Group, Inc.
5348 Vegas Drive, # 237
Las Vegas, NV 89108

>   Re: **PHI Group, Inc.**
>   **Form 10-K for the Year Ended June 30, 2015**
>   **Filed October 1, 2015**
>   **Form 10-Q for the Period Ended December 31, 2015**
>   **Filed February 16, 2016**
>   **File No. 002-78335-NY**

Dear Mr. Fahman:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Shannon Sobotka

                                        Shannon Sobotka
                                        Staff Accountant
                                        Office of Real Estate
                                        & Commodities